UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )*

Uxin Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108**

(CUSIP Number)

Ning Zhang

Morgan, Lewis & Bockius, LLP

Beijing Kerry Centre South Tower, Suite 823

No. 1 Guang Hua Road, Chaoyang District,

Beijing 100020, China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing thirty Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 8

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alpha Wealth Global Limited

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
261,810,806[1]
	8	shared voting power

	9	sole dispositive power
261,810,806
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
261,810,806

12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	☐

13	percent of class represented by amount in row (11)
16.03%[2]
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

1 Represents 261,810,806 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 261,810,806 Senior Convertible Preferred Shares that may be acquired upon exercise of the Alpha Warrant (as defined in Item 4 below) pursuant to the Warrant Agreement (see discussions in Item 4 and Item 6 below).

2 The calculation assumes that there is a total of 1,633,338,602 Class A Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 1,418,902 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 261,810,806 Class A Ordinary Shares that may be acquired upon conversion of 261,810,806 Senior Convertible Preferred Shares that may be acquired by Alpha upon exercise of the Alpha Warrant pursuant to the Warrant Agreement.

CUSIP No. 91818X108	13D	Page 3 of 8

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tao Huang

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	citizenship or place of organization
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
261,810,806
	9	sole dispositive power

	10	shared dispositive power
261,810,806

11	aggregate amount beneficially owned by each reporting person
261,810,806

12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	☐

13	percent of class represented by amount in row (11)
16.03%
14	type of reporting person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 8

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, the People’s Republic of China.

Item 2.	Identity and Background

(a) Name of Person Filing

This statement is filed by:

This Schedule 13D is filed by (i) Alpha Wealth Global Limited (“Alpha”); and (ii) Mr. Tao Huang. The foregoing entities are collectively referred to as the “Reporting Persons”.

Mr. Tao Huang is the sole owner of the voting interest of Alpha.

(b)  Address of Principal Business Office, or, if none, Residence

The address for Alpha is:

P.O. Box 957,

Offshore Incorporations Centre, Road Town, Tortola,

British Virgin Islands

The address for Mr. Tao Huang is:

B6, 13/F, TOWER B, LOK SING CENTRE

NO. 19-31 YEE WO STREET

CAUSEWAY BAY, HONG KONG

(c)  Principal Occupation or Employment

Alpha is a special purpose vehicle established to invest in the securities of the Issuer.

(d)  Criminal Convictions

None of Reporting Persons, or to their knowledge any of the executive officers of the Reporting Persons, has, in the last five years, been the subject of a criminal conviction (excluding traffic violations or similar misdemeanors).

CUSIP No. 91818X108	13D	Page 5 of 8

(e)  Civil Proceedings

None of Reporting Persons, or to their knowledge any of the executive officers of the Reporting Persons, has, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship

Alpha is a company limited by shares incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Tao Huang is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration

The net investment cost to purchase the Issuer’s securities upon the exercise of the Alpha Warrant is US$11,964,754. Funds to acquire the Issuer’s securities will be from investment capital to be contributed to Alpha by Mr. Tao Huang.

Item 4.	Purpose of Transaction

On June 30, 2023, Alpha acquired part of a warrant issued by the Issuer from an investor affiliated with the Joy Capital investment management group (“Joy Capital”), pursuant to which, Alpha shall have the right to purchase 21,496,213 Senior Preferred Shares at US$0.3433 per share (equivalent to US$10.3 per ADS), and acquired warrants issued by the Issuer from investors affiliated with NIO Capital investment management group (“NIO Capital”), pursuant to which, Alpha shall have the right to purchase 240,314,593 Senior Preferred Shares at US$0.3433 per share (equivalent to US$10.3 per ADS) (the “Alpha Warrant”).

The Issuer, Alpha and Joy Capital entered into an Agreement in Relation to Amendment to and Exercise of Warrants Issued by Uxin Limited on June 30, 2023 (the “Warrant Agreement”), pursuant to which, the exercise price of the Alpha Warrant was amended to US$0.0457 per share (equivalent to US$1.37 per ADS) and Alpha agreed to exercise the Alpha Warrant to subscribe for 261,810,806 Senior Convertible Preferred Shares (the “Warrant Shares”) for an aggregate exercise price of US$11,964,754, subject to the terms and conditions thereof, including customary conditions precedent (which include no material adverse effect and obtaining of investment committee approval).

The Warrant Shares, once acquired by Alpha pursuant to the Warrant Agreement, are convertible into 261,810,806 Class A Ordinary Shares at the option of Alpha.

The Warrant Agreement with respect to Alpha may be terminated if Alpha has not exercised the Alpha Warrant by September 30, 2023. Upon such termination, the amendments to the Alpha Warrant (including exercise price adjustment to US$0.0457 per share) shall be unwound and the terms of the Alpha Warrant shall restore to those existing before the amendments.

CUSIP No. 91818X108	13D	Page 6 of 8

The Reporting Persons acquired the Alpha Warrant for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a-b)         The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that Alpha, but only Alpha, has exercised the Alpha Warrant in full and assumes that there is currently a total of 1,371,527,796 Class A Ordinary Shares (including 1,418,902 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan).

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes 261,810,806 Class A Ordinary Shares that may be acquired upon conversion of 261,810,806 Senior Convertible Preferred Shares that may be acquired upon exercise of the Alpha Warrant to purchase the shares at US$0.0457 per share (equivalent to US$1.37 per ADS) (see discussions in Item 4 above and Item 6 below).

(c)             None of the Reporting Persons has engaged in any transactions in the Issuer’s securities in the last 60 days, other than the transaction contemplated under the Warrant Agreement.

(d)             Not applicable.

(e)             Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Warrant Assignment and Warrant Agreement

On June 30, 2023, Alpha acquired a warrant issued by the Issuer from Joy Capital, pursuant to which, Alpha shall have the right to purchase 21,496,213 Senior Preferred Shares at US$0.3433 per share (equivalent to US$10.3 per ADS).

On June 30, 2023, Alpha acquired warrants issued by the Issuer from NIO Capital, pursuant to which, Alpha shall have the right to purchase 240,314,593 Senior Preferred Shares at US$0.3433 per share (equivalent to US$10.3 per ADS).

On June 30, 2023, the Issuer, Alpha and Joy Capital entered into the Warrant Agreement, pursuant to which, the exercise price of the Alpha Warrant was amended to US$0.0457 per share (equivalent to US$1.37 per ADS) and Alpha agreed to exercise the Alpha Warrant to subscribe for 261,810,806 Warrant Shares at a price of US$0.0457 per share for an aggregate exercise price of US$11,964,754 before September 30, 2023, subject to the terms and conditions thereof.

CUSIP No. 91818X108	13D	Page 7 of 8

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons

2.	The Agreement in Relation to Amendment to and Exercise of Warrants Issued by Uxin Limited

CUSIP No. 91818X108	13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2023

Alpha Wealth Global Limited

By:	/s/ Tao Huang
Tao Huang, Director

Tao Huang

By:	/s/ Tao Huang

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)